Exhibit 1

FOR IMMEDIATE RELEASE

GROWN ROGUE ANNOUNCES ISSUANCE OF SHARES

MEDFORD, OREGON/ November 14, 2019/ Grown Rogue International Inc. (CSE: GRIN) (OTC: GRUSF) (“Grown Rogue” or the “Company”), is pleased to announce today that the Company issued a total of 1,058,750 common shares to certain directors, officers and consultants of the Company as compensation for services previously provided to the Company. The above mentioned common shares were issued at a deemed price of $0.21 per share and are subject to a four month hold period expiring on March 15, 2020.

Insiders of the Company received an aggregate of 1,015,000 common shares of the Company. The Company has relied on the exemptions from the valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(b) and 5.7(a) of MI 61-101 in respect of such insider participation.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a vertically-integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning cultivation team, state of the art indoor and outdoor manufacturing facilities, and consumer insight based product categorization, to create innovative products thoughtfully curated from “seed to experience”. The Grown Rogue family of products includes sungrown and indoor premium flower, patented nitrogen sealed pre-rolls along with chocolate edibles featuring a partnership with world-renowned chocolatier.

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The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer obie@grownrogue.com

Jacques Habra

Chief Strategy Officer jacques@grownrogue.com

Investor Relations Desk Inquiries invest@grownrogue.com